EXHIBIT 12.1

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

		Six Months
	Year Ended	Ended
	December 31,	December 31,	Year Ended June 30
	2006	2005	2005	2004	2003		2002
	(In thousands)

Determination of earnings:
Income (loss) from continuing operations before income taxes	$22,067	$(302,284)	$(11,662)	$7,385	$45,949		$36,683
Add:
Fixed Charges	22,590	10,103	20,287	20,275	20,244		20,109

Earnings, as adjusted	$44,657	$(292,181)	$8,625	$27,660	$66,193		$56,792

Fixed charges:
Interest expense (gross)(1)	$22,055	$9,841	$19,829	$19,829	$19,828		$19,829
Portion of rent representative of the interest factor(2)	535	262	458	446	416		280

Fixed charges	$22,590	$10,103	$20,287	$20,275	$20,244		$20,109

Deficiency of earnings available to cover fixed charges	N/A	$(302,284)	$(11,662)	N/A	N/A		N/A

Ratio of earnings to fixed charges	2:1	N/A	N/A	1:1	3:1	(3)	3:1	(3)

(1)	Interest expense includes amortization of deferred offering costs of $1.8 million, $976,000, $1.8 million, $1.8 million, $1.8 million, $1.8 million and $25,000 for the year ended December 31, 2006, the six months ended December 31, 2005 and for the years ended June 30, 2005, 2004, 2003 and 2002, respectively.

(2)	Approximately 33% of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases, which are not material. The underlying rent amounts were $1.6 million, $795,000, $1.4 million, $1.4 million, $1.3 million, $847,000 and $856,000 for the year ended December 31, 2006, the six months ended December 31, 2005 and for the years ended June 30, 2005, 2004, 2003 and 2002, respectively.

(3)	At June 30, 2002, 7,000 shares of Series A Preferred Stock were outstanding with rights to receive annual dividends of $2.00 per share. The effect on the ratio of earnings to fixed charges in that year and the year ended June 30, 2003 was de minimis.

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